UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 04, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

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(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 4 March 2009

Orange 2012:

•

strategy confirmed, new action plans

•

organic cash flow generation maintained at 8 billion euros annually

The NExT plan's success confirms the effectiveness of the Group’s strategy

The achievement of the 2006-2008 NExT plan (New Experience in Telecoms) confirms the success of France Telecom-Orange's profound business transformation. Despite the rapidly changing environment, this has produced stronger growth, steady operating profitability and has demonstrated the Group's ability to reduce costs while respecting its values and without any reduction in its dynamism.

Over the period the Group exceeded its targets for organic cash flow generation achieving 8 billion euros in 2008. Debt has been reduced from 48 billion euros at the end of 2005 to less than 36 billion euros at the end of 2008. At 1.85, the Group's debt-to-equity ratio is amongst the lowest in the sector today; during the same period its dividend has increased by 39%.

These achievements bear witness to the success of the strategy announced in 2005 by Didier Lombard, based on:

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the convergence of networks and services;

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migration to the Internet and associated services (such as VoIP and IPTV);

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the increased contribution of new growth activities (such as content, online advertising, e-health); and

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the internationalisation of the Group under the Orange brand (123 million customers at the end of 2008 out of a total of 182 million).

Today, France-Telecom Orange operates in a rapidly changing ecosystem, anticipated in large part and addressed by the NExT strategy. The Group must also take steps to adapt to a deteriorating macroeconomic environment, even if telecoms services are so far demonstrating a good level of resilience.

In this context, Orange 2012 will build upon the success of the Group's strategy and will apply new action plans in order to achieve an ambitious objective for organic cash flow generation.

New Action Plans: simplicity, agility, sustainable performance

The Orange 2012 initiatives are focused around three priorities:

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Simplifying the customer experience;

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Enhancing the agility with which the Group carries out its business;

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Ensuring performance that is durable over time.

Simplicity: To help customers address the profusion of technologies and provide accessible services to as many as possible, Group innovation will concentrate on simplicity, ergonomics and design, as well as quality of service both in terms of products and services and the "customer experience". In this way, France Telecom-Orange will open a new era of "pacified” or trouble-free technology for its customers.

The initiatives in this field include a particular focus on patents aimed at simplifying product usage, the creation of a dedicated, integrated design and ergonomics team, generalising usage tests, improving call centre procedures, launching customer care and backup products, etc.

Agility: against a backdrop of extremely rapid change, the Group will rationalise its offers so as to accelerate its time to market and seize new opportunities. This move to increase flexibility in the business will also entail initiatives to drive further the Group’s transformation and optimise its cost structures.

Similarly, in light of the technological infrastructure developments (fibre optics, HSDPA and eventually LTE) expected to occur in the coming years the Group will pursue a deployment strategy taking into account the regulatory environment and the speed of adoption in the market.

Sustainable performance: Orange 2012 also aims to capitalise further on synergies available across the Group’s geographic footprint and to complete the roll-out of the integrated operator model: this will include further sharing of networks, information systems and platforms, the extension of innovative initiatives to the greatest possible number of markets and the extension of the Orange brand.

The Group will continue to pursue new growth opportunities, in particular in the areas of content, online advertising and e-health. With regard to content, the Group's strategy will continue to be based on differentiating itself from other players in the ecosystem, capitalising for example on its expertise in technology and networks that allow interactivity and personalisation, or its ability to deploy multi-screen services across TV, PCs and mobiles.

With an acceleration in the number of employees retiring from the Group in France in the medium term, France Telecom-Orange intends to bring forward recruitment for key business areas by applying existing internal and external mobility programmes. In particular it plans to increase by 25% to 4,500 as from 2009 the number of young apprentices it employs in France and to prioritise recruitment in this segment.

France Telecom-Orange will reinforce its Corporate Social Responsibility activities in order to provide maximum access to the widest range of digital technologies, contribute to environmental protection (in particular by reducing the Group’s energy consumption) and provide solutions to social questions such as the security of personal data and child protection.

Maintaining organic cashflow generation at 2008 levels in a testing economic environment

Orange 2012's financial ambition is to maintain annual organic cashflow over the 2009-2011 period at a level equivalent to that achieved in 2008 (8 billion euros), based on current macroeconomic forecasts before any acquisition of spectrum. This assumes that investment will remain steady at 12% to 13% of revenues. The Group’s new action plans should generate up to 1.5 billion euros in terms of annual savings on costs or investments. This will facilitate the Group in achieving its Orange 2012 financial ambition by balancing the negative factors impacting margins linked in particular to the economic, the competitive or the regulatory environments.

Should the economic outlook deteriorate further, the Group also reserves the right to adjust investment levels to preserve its organic cash flow generation.

During the period the Group will move to preserve the strength of its balance sheet by reducing its debt so as to ensure a net debt to EBITDA ratio of less than 2.

It will continue to provide its shareholders with attractive remuneration with a payout ratio greater than or equal to 45%. The possibility of additional remuneration would be decided taking into account the market environment, future performance as well as investment requirements.

Finally, with respect to its acquisitions policy, and with no transformational deal envisaged, the Group:

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Will support organic growth in markets where it is already present; and

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In new markets and territories, will pursue targeted transactions that allow it fully to capitalise on its expertise to create maximum value.

The Group will also continue dynamically to review its portfolio.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had consolidated sales of 53.5 billion euros in 2008 and a customer base of more than 182 million customers in 30 countries. Orange, the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, now covers 123 million customers. At the end of 2008, the Group had 122 million mobile customers worldwide and 13 million broadband Internet (ADSL) customers in Europe. Orange is the number three mobile operator and the number one provider of broadband Internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

Press contacts : +33 1 44 44 93 93

Béatrice Mandine
beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

Sébastien Audra

sebastien.audra@orange-ftgroup.com

Tom Wright

tom.wright@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 04, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer